Electric Vehicle Research Corporation

8309 Mount Logan Court

Las Vegas, NV 89131

November 10, 2014

Mr. Jerard Gibson,

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Electric Vehicle Research Corporation

Registration Statement on Form S-1/A

File No. 333-192405

Dear Mr. Gibson,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) declare effective the Registration Statement on Form S-1/A filed by Electric Vehicle Research Corporation (the “Company”) on October 23, 2014.  By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or a person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of Wednesday, November 12, 2014 at 2:00 p.m. EST, or as soon as practicable thereafter. This date and time have been selected after your telephone consultation with our counsel, Clifford J. Hunt, Esquire, to allow adequate time for review of this request by the SEC. In the event you have any questions, please do not hesitate to contact Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

Electric Vehicle Research Corporation

/s/:  Andrew Mynheer

Andrew Mynheer, CEO